FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris-France

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, January 9, 2003

SUEZ introduces its 2003-2004 action plan: refocus, reduce debt, increase profitability

SUEZ board held January 8th was chaired by Gerard Mestrallet who presented the business strategy as well as 2003-2004 action plan.

***

From its creation in 1997 through 2001, SUEZ focused on growth. During that time, it has become an international leader, strongly positioned in the energy and environment business sectors.

In 2002, the world economy was affected by weak growth, a downturn of stock markets and important currency fluctuations. Within this difficult international situation, SUEZ recorded good operating resilience and should maintain net current income of global businesses excluding exchange rate effects. Devaluation and external crises are expected to have a significant affect on non recurring items.

***

For the next phase of its development, SUEZ introduces its 2003-2004 action plan.

The highlights of the action plan are:

•	Reduction of debt by one-third, backed by a substantial asset disposal program

•	Impact of intensified cost reduction program as soon as 2003: EUR 500 million

•
Cash flow generated by each business line to finance all their investments before any proceeds of assets sales as early as 2004, implying a slowdown of investments from EUR 8 billion to a yearly average of EUR 4 billion

•	More streamlined, integrated organization

•
Refocused Group meaning reduction of exposure to emerging countries by more than one third as measured by capital employed, focused on the most profitable and recurrent activities within the global businesses

A.    Highlights of the 2003-2004 action plan

1.    Reduction of debt by one-third backed by a substantial asset disposal program

These disposals will include both assets which are non-strategic in nature as well as some which concern the Group's global businesses. The disposal program is not subject to short-term financial pressures, as the Group has over EUR 6.5 billion in cash or cash equivalents *

Asset disposals are part of the Group's business strategy to focus on the most profitable growth potential activities within its global businesses, that is to say activities which offer a better risk/return ratio and enhanced cash generation.

During the last months of 2002, Suez picked up the pace of disposals** which totaled more than EUR 4 billion at December 31.

2.    Intensified cost reduction program (headquarters and operating expenses)

The cost reduction impact of measures already underway comes to EUR 500 million in 2003 and to EUR 100 million in 2004. An additional ambitious cost reduction program will be adopted during 2003.

3.    Cash flow generated by each business line to finance all their investments

SUEZ is also tightening its free cash flow generation and its risk analysis criteria, favoring the quickest free cash flow generating projects and contracts, as well currency risk exempt financing. Previous investment criteria will be strictly enforced , both in terms of EPS and ROCE criteria.

Thus, Group investments will be reduced from EUR 8 billion in 2002 to a yearly average of EUR 4 billion during the 2003 - 2005 time frame, that is to say Eur 12 billion over three years.

4.    A more streamlined, integrated organization

The operating organization will be structured into four business lines.

* Not including EUR 3.4 billion in non core liquid assets as well as available confirmed credit lines
** Including Chateau d'Eau, TPS, Iberdrola and Scottish Power shares, and real estate holdings

Jean Pierre Hansen has been appointed Chief Operating Officer and will have the responsibility for these four business lines.

The heads of business lines are members of the SUEZ Executive Committee.

The combining of the corporate head office staff functions of SUEZ, SUEZ Environment and Tractebel/SGB will lead to a single corporate organization, located at two sites (Paris and Brussels) in direct contact with the business operations.

The new organization will generate significant cost savings.

Electrabel's planned acquisition* of the Group's European activities in the energy services and natural gas sectors is consistent with SUEZ's business strategy set down in November 2000 to bring together under Electrabel all Group energy, and associated services activities in Europe. On completion of this transaction, Electrabel will regroup all of EGE's activities.

The Tractebel - Société Générale de Belgique merger will take place in 2003.

5.  Reduced Risk Exposure

The Group will concentrate on the soundest markets providing the most recurrent revenues starting with the Franco-Belgian domestic market and including the European Union and North America.

In 2005, SUEZ exposure to emerging countries, as measured by capital employed, is expected to be reduced by close to one third.

B.  Expected outcome of the 2003-2004 action plan: reduced debt and bolstered profitability

1.  Rapid and significant debt reduction

This action plan is to lead to a one-third reduction in the Group's debt which, at June 30, 2002 amounted to EUR 28.2 billion, along with a significant reduction in financial expenses. Beginning in the second half of 2002, the increased pace of asset sales carried out by the Group already made possible a reduction of approximately EUR 1 billion in debt at the end of December 2002.

2.  Bolstered profitability

The positive effects of cost reduction measures will be seen in global business net current income, after 2003 consolidation. Likewise, reduced investment activity, refocusing, and more stringent project selection criteria will lead to fast free cash flow improvements.

ROCE will increase on a regular basis during the period; starting in 2004, each business line will finance all its investments from its own resources before any proceeds of asset sales.

This improved profitability will be based on an expected 4 to 7% organic growth in revenues increase, depending on world economic conditions.

* This acquisition is now being reviewed; its conclusions will be presented to the Electrabel Board of Directors. Eventual acquisition recommendations will be analyzed in light of Article 524 of the Belgian Companies' Code. An Electrabel Board Committee composed of independent directors has been formed for this purpose.

C.  2002 results: Operating resilience, Non-recurring items affected by external crises

Despite an unstable international economy in 2002, SUEZ secured many contracts.

In 2002, the Group expects to record an increase of approximately 5% in revenues from organic growth.

Net current income from global businesses in 2002* excluding exchange rate effect and Argentina is expected to be stable at around EUR 1100 million. The negative impact of exchange rates amounts to about EUR 100 million.

The Group's results estimates* for 2002 will be impacted by the following non recurring items.

•	the EUR 500 million charge against Argentine exposure booked during first-half 2002
•	the steeper stock market downturn during the second half which will lead SUEZ to book provisions of about EUR 800 million for potential losses on non-core listed investments; (Fortis, Total, AXA)
•	Action plan related costs
-	restructuring costs and expenses related to possible withdrawal from certain activities
-	value impairments of unlisted activities to the amount of about EUR 600 million

Taking these elements into account, net income group share for 2002 could amount to a loss of about EUR 900 million.

The SUEZ Board of Directors has approved the 2003-2004 business strategy and action plan designed to improve the Group's performance. Thanks to which, a refocused SUEZ, a reference in energy and environment, acquires a new dynamic characterized by enhanced profitability, financial strength, and flexibility.

As a sign of confidence, the SUEZ Board of Directors intends to propose to the Annual Shareholders' Meeting that the 2001 dividend be renewed for 2002.

Following the December 31, 2002 cancellation of 32 million treasury stock shares, representing 3.1% of the share capital, SUEZ share capital is made up of 1,007,146, 808 shares.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

* Provisional estimates, the audited accounts will be published on March 6, 2003

Press Contacts:	Contact for analysts:
Anne Liontas: +331 4006 6654	Frédéric Michelland: +331 4006 6635
Catherine Guillon: +331 4006 6715	Arnaud Erbin: +331 4006 6489
Antoine Lenoir: +331 4006 6650

For Belgium:
Guy Dellicour: +322 507 0277

This release is also available on the web site: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 9, 2003	Company Name SUEZ

	By:	/s/ Philippe de MARGERIE
Name: Philippe de Margerie
Title: General Secretary